

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2022

Joseph Michael Redmond
President and Chief Executive Officer
Odyssey Health, Inc.
2300 West Sahara Avenue
Suite 800 - #4012
Las Vegas, NV 89102

> **Re: Odyssey Health, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 29, 2022**
> **File No. 333-266422**

Dear Mr. Redmond:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joshua D. Brinen